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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  25049

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number 0-27374


(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For period ended:           December 31, 1996
                      --------------------------------------------------------

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the transition period ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION

        Full Name of Registrant           Unison HealthCare Corporation
                               -----------------------------------------------

        Former Name if Applicable
                                 ---------------------------------------------


Address of principal executive office
 (Street and Number)                     8800 N. Gainey Center Dr., #245
                                 ---------------------------------------------


City, State and Zip Code     Scottsdale, Arizona 85258
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                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                   PART III
                                   NARRATIVE

        State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

              Unison HealthCare Corporation, the Registrant, has identified inaccuracies in its accounting systems, and the Registrant and its independent auditors, Ernst & Young LLP, have expanded the annual audit examination now being conducted in order to verify the resolution of such inaccuracies. The Registrant anticipates completing the annual audit examination and filing its annual report on Form 10-K no later than May 15, 1997.



                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

              Jerry M. Walker                       (602) 423-1954
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                 (Name)                         (Area Code)  (Telephone Number)


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        (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                                 [X] Yes [ ] No

        If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


             The Registrant anticipates that the earnings statements to be included in its annual report on Form 10-K will reflect changes in results of operations from results in its prior fiscal year. The correction of inaccuracies identified in the accounting systems of the Registrant is expected to reduce revenues for the nine months ended September 30, 1996 by approximately $3.7 million and to increase expenses by approximately $2.3 million. Reductions in revenue are primarily due to reductions in the amounts of estimated Medicare third-party settlements expected to be realized by the Registrant in connection with unfiled cost reports for 1996. Increases in expense are primarily related to adjustments to record (1) previously unrecorded accounts payable and accrued expenses, (2) amortization of prepaid expenses and (3) amortization of intangible assets. After consideration of the estimated impact of income taxes, previously reported net income for the nine months ended September 30, 1996 of $114,000, or $0.03 per share is expected to be reduced by approximately $3.6 million, or $0.93 per share. The foregoing represent estimates based on currently available information. The precise amount of the restatements and the change in results of operations in fiscal year 1996 from fiscal year 1995 will not be known until the annual audit examination for 1996 is complete, and the actual results may vary from the above estimates.


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                         Unison HealthCare Corporation
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                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 1, 1997                  By  /s/ Jerry M. Walker
     ---------------------------         -------------------------------------
                                     Name  Jerry M. Walker
                                         -------------------------------------
                                     Title  President and CEO
                                          ------------------------------------




             Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.



                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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